Exhibit 99.2

25 November 2015

CHIEF EXECUTIVE OFFICERS ADDRESS TO THE 2015 ANNUAL GENERAL MEETING OF MISSION NEWENERGY LIMITED

Thank you, Mr Chairman.

On behalf of my fellow directors of the company, I also bid you a warm welcome to the 2015 Annual General Meeting of Mission NewEnergy Limited.

The Annual report which was available to all shareholders a month ago has most of the facts & figures of the year under review. My team and I would be delighted to answer any queries that you may have on the contents of the report at the end of this address.

I would like to use this opportunity to update you on the status of the company’s operations and some of the initiatives that we will be seeking to implement in the forthcoming months.

As you may be aware, your Board and the Company’s Executive Management team have been focussed on completing the restructure of the group’s operations that was initiated in early 2012. The restructure included the closure of unprofitable operations, divestment of core assets, sale of redundant assets, settlement of ongoing legal matters and settlement of the convertible note.

Some of the earlier initiatives were undertaken and completed prior to 2015 and shareholders have been updated on these through market announcements and annual reports of prior years.

2015 however has been a significant year where the restructure was finally completed. Material elements to this restructure achieved in the 2015 fiscal year included;

•	the settlement of the Indonesian arbitration matter, resulting in over US$3 million being received, of which US$2m was utilized towards convertible note settlement,

•	the sale of our 250,000 tpa refinery for US$22.5 million. As part of the refinery sale we re-invested a portion of the proceeds to retain a 20% stake in the refinery joint venture with Felda Global Ventures Holdings Berhad , the world’s largest palm oil producer, and Benefuels a US based company with a ground breaking disruptive and patented technology process that will allow the refinery to be re-commissioned and operated using substantially lower cost feedstock. The joint venture is in the final stages of a detailed engineering study which will determine the full anticipated cost of the retrofit and expected time frame for the retrofit to be completed and the refinery commissioned,

•	Full settlement of the convertible notes facility with a final payment of US$12 million, realising a net savings of around AS$7.6 million for the Company,

•	Amicable out of court settlement of the long-standing disagreement with the EPCC contractor of our 250,000 tpa refinery.

These initiatives have now left Mission with no debt, an equity stake in a refinery and some cash to maintain operations and look for new opportunities.

Your Board continues to look for new opportunities that are achievable within cash constraints although new fund raising may be required in due course to grow the business.

In closing, once again my heartfelt thanks to colleagues on the Board for their invaluable guidance and my sincere appreciation to Mission’s dedicated employees who continue to contribute their best during these times. To all our investors, my gratitude for your support over these challenging times.

Thank you.